

Mail Stop 3720

May 6, 2010

Mr. G. Wilson Hughes
President
GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503

     Re: GCI, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 12, 2010
             File No. 0-5890

Dear Mr. Hughes:

     The Division of Corporation Finance has completed its review of your Form 10-K and does not, at this time, have any further comments.

                    Sincerely,

                    Larry Spirgel
                    Assistant Director